TENAX THERAPEUTICS, INC.
One Copley Parkway, Suite 490
Morrisville, North Carolina 27560
Telephone:  (919) 855-2100

March 3, 2015

VIA EDGAR SUBMISSION

Mr. Jeffrey P. Riedler
Assistant Director
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:           Tenax Therapeutics, Inc.
Registration Statement on Form S-3
Filed February 24, 2015
File No. 333-202244

Dear Mr. Riedler:

Set forth below is our response to your comment letter dated February 26, 2015 regarding the Registration Statement on Form S-3 (the “Registration Statement”) filed February 24, 2015 by Tenax Therapeutics, Inc., (the “Company”) with the Securities and Exchange Commission (the “Commission”). This letter includes the comments from your letter in bold with the Company’s responses set forth immediately below. We have repeated the paragraph numbers from your letter for your convenience.

General

1.
It appears that you are relying on General Instruction I.B.6 to Form S-3 to register your offering.  As such, please revise your registration statement to set forth on the outside front cover of the prospectus the calculation of the aggregate market value of the registrant’s outstanding voting and nonvoting common equity pursuant to General Instruction I.B.6. and the amount of all securities offered pursuant to General Instruction I.B.6. during the prior 12 calendar month period that ends on, and includes, the date of the prospectus.  We refer you to the disclosure required pursuant to Instruction 7 to I.B.6. of Form S-3.

COMPANY RESPONSE:

On January 16, 2015, a date within 60 days prior to the date of filing the Registration Statement, there were approximately 24,161,911 shares of our common stock held by non-affiliates, which had an aggregate market value of approximately $84,325,069 (based on the January 16, 2015 closing price on the Nasdaq Capital Market of $3.49 per share).  Accordingly, we respectfully submit that Instruction 7 to General Instruction I.B.6 of Form S-3 is not applicable to the Registration Statement, as we will not rely on such instruction and instead are relying on General Instruction I.B.1 of Form S-3 to register our offering.

If you have any further questions or comments, or if you require any additional information, please do not hesitate to contact our legal counsel, Margaret N. Rosenfeld at (919) 821-6714.

Very truly yours,

/s/ John P. Kelley
John P. Kelley
                                                                                                                Chief Executive Officer